Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220
720-341-8235

December 24, 2009

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       Mountain Renewables, Inc. (the Company)
Form S-1 Registration Statement
File Number: 333-159577
Dear Ms. Long;

           At this time, on behalf of the Company, we hereby request acceleration of the effective date of the Registration Statement pursuant to Rule 461 to December 28, 2009 at 11 AM, Washington, D.C. local time, or as soon as practicable thereafter. In connection with this request, we represent the following:

           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act as they relate to the public offering of securities specified in the Registration Statement. Further, we understand that request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

If you have any additional questions, do not hesitate to contact me at 720-341-8235

Sincerely,

Mountain Renewables, Inc.

/s/ Richard Giannotti
Richard Giannotti, President